UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)*



                        Desc, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B common stock ("B Shares")
                       Series C common stock ("C Shares")
--------------------------------------------------------------------------------

                          (Title of Class of Securities)

                                  250309101(1)
              ---------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec

                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




-------------------------
1 CUSIP number is for the ADSs only. No CUSIP number exists for the underlying shares, as the shares are not traded in the United States. As of the date of the event which requires the filing of this statement, ADSs represent B Shares.

CUSIP No.     250309101               13D


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Items 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D                           Page 7 of 29

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           120,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  120,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           0 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  0 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           115,171,960 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  115,171,960 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      115,171,960 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           0 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  0 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0008

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  78,217,325 Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  78,217,325 Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      78,217,325 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.0% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0395

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  543,000 Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  543,000 Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      543,000 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           5,000,000 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  5,000,000 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           5,000,000 Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  5,000,000 Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000 Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 2 (the "Second Amendment") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on February 18, 2004 (the "First Amendment"), by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Trust No. F/0008 (the "Telmex Trust"), Trust No. F/0395 (the "Telnor Trust"), Inmobiliaria Carso S.A. de C.V. ("Inmobiliaria") and Orient Star Holdings LLC ("Orient Star", collectively, the "Reporting Persons"), with respect to the Series C common stock (the "C Shares") of Desc, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the
Schedule 13D, as amended.

Item 1.           Security and Issuer.

                  This statement relates to the Series B common stock (the "B Shares") of the Issuer. As described below in Item 4, as a result of a Mandatory Conversion (as defined in Item 4 below) effective as of March 16, 2004, all C Shares of the Issuer have been reclassified as B Shares. On March 16, 2004, the Issuer filed with the Commission a registration statement related to the B Shares pursuant to Section 12(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (the "Registration"). Prior to the Registration, B Shares were not registered under Section 12(b) or Section 12(g) of the Exchange Act. As a result of the Registration, the Reporting Persons are reporting in this Second Amendment B Shares beneficially owned, directly or indirectly, prior to the Registration, as well as B Shares acquired as a result of either the Mandatory Conversion or the Voluntary Conversion (as defined in Item 4 below).


Item 2.           Identity and Background.

                  Updated lists of the names, addresses, occupations and citizenship of certain Reporting Persons and the executive officers and directors of each of CGT, GFI, Telmex and Orient Star are attached hereto in
Schedule I.

Item 3.           Source and Amount of Funds or Other Consideration

                  The Reporting Persons acquired 155,275,985 B Shares as a result of the Mandatory Conversion and the Voluntary Conversion and utilized no funds in connection with either acquisition.

                  The 43,656,300 B Shares held by reporting Persons prior to the Mandatory Conversion and the Voluntary Conversion were all acquired prior to the Registration in purchases effected on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").

Item 4.           Purpose of Transaction.

                  On March 8, 2004, meetings of holders of Series A common stock (the "A Shares", together the with B Shares, the "Common Shares"), B Shares and C Shares of the Issuer were held. At these meetings, the shareholders approved a mandatory conversion of all of the Issuer's issued and outstanding C Shares into B Shares on a one-to-one basis (the "Mandatory Conversion"), and the cancellation of the corresponding registration of the C Shares in the Registro Nacional de Valores (the "Mexican National Registry of Securities"). Accordingly, all of the C Shares previously reported as beneficially owned, directly or indirectly, by the Reporting Persons on Schedule 13D and the First Amendment were mandatorily converted into holdings of B Shares as of March 16, 2004. As a result of the Registration, B Shares, which were previously not subject to the reporting obligations under Rule 13d-1(i), are now required to be reported on Schedule 13D.

                  In addition, the shareholders approved a voluntary conversion of A Shares into B Shares on a one-to-one basis, at the request of interested shareholders and subject to certain limits (the "Voluntary Conversion"). All of the A Shares previously held by the Reporting Persons were voluntarily converted into holdings of B Shares on March 18, 2004.

                  The shareholders also resolved to increase the capital stock of the Issuer by issuing 912,719,584 Common Shares, resulting in a capital increase of approximately 2.738 billion pesos (approximately U.S.$248 million). Common Shares will be offered for subscription to current shareholders at a ratio of two new Common Shares for every three outstanding Common Shares of the same series held at a subscription price of Ps. 3.00 per share (the "Subscription Price").

                  As described in Item 4 of the First Amendment, the Issuer and Inversora have entered into an Agreement pursuant to which Inversora has agreed to subscribe for up to Ps. 2 billion worth of new Common Shares not otherwise subscribed pursuant to the capital increase described above, at the Subscription Price. The Agreement was ratified by shareholders of the Issuer in resolutions adopted at the shareholders' meetings held on March 8, 2004. An English translation of the Agreement was attached to the First Amendment as Exhibit 3 and is incorporated herein by reference in its entirety. Inversora is a subsidiary of GFI, one of the Reporting Persons, and accordingly GFI and the Slim Family may each be deemed to share beneficial ownership of all of the Common Shares that may be acquired by Inversora (other than Common Shares placed by Inversora with unaffiliated third parties).

                  The number of Common Shares, if any, that Inversora may ultimately acquire by subscription in accordance with the Agreement cannot be determined as of the date of this filing and will depend, among other things, upon (i) the number of Common Shares subscribed by existing shareholders by exercising their preemptive rights and (ii) whether Inversora acquires Common Shares for its own account (or the account of affiliates) or whether it places Common Shares with unaffiliated third parties. There can be no assurance as to the number of Common Shares that will be available for subscription by Inversora.

                  No decision has yet been made whether any of the Reporting Persons who will be entitled to preemptive rights to acquire additional Common Shares will exercise such rights. The Agreement provides that any Common Shares acquired by the Reporting Persons in the rights offering will reduce the number of Common Shares that Inversora will be obligated to purchase pursuant to the Agreement.

                  Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Common Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Common Shares owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Persons listed below have the following direct interests in B Shares:



                                                     B Shares(1)
                                       ---------------------------------------
                                             Number             % of Class
                                       -------------------   -----------------
GFI................................         115,171,960            14.7%
Telmex Trust.......................          78,217,325           10.0%
Telnor Trust.......................             543,000            0.1%
Orient Star........................           5,000,000            0.6%

            (1)  Based on 781,599,476 B Shares outstanding as of March 24, 2004.

         (c) All transactions in B Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule II hereto. No transactions in C Shares were effected since the First Amendment.

         (e) As of March 16, 2004, the Reporting Persons ceased to beneficially own, directly or indirectly, C Shares.

Item 7.           Material to be Filed as Exhibits

* The Powers of Attorney and Joint Filing Agreement filed as exhibits to the Schedule 13D and the First Amendment are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu


         -------------------------------------

         Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
                                                       -----------------------
         -------------------------------------         Eduardo Valdes Acra
                                                       Attorney-in-Fact
         Marco Antonio Slim Domit                      March 26, 2004


         -------------------------------------

         Patrick Slim Domit


         -------------------------------------

         Maria Soumaya Slim Domit


         -------------------------------------

         Vanessa Paola Slim Domit


         -------------------------------------

         Johanna Monique Slim Domit


         -------------------------------------


         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0008


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0395


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         -------------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact


         ORIENT STAR HOLDINGS LLC


         -------------------------------------
         By:  Inmobiliaria Carso, S.A. de C.V.
         Name:  Armando Ibanez Vazquez
         Title: Attorney-in-Fact

                                   SCHEDULE I

          All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
             Paseo de las Palmas 736, Colonia Lomas de Chapultepec,
                           11000 Mexico D.F., Mexico



Name                                     Principal Occupation
----                                     --------------------
Carlos Slim Helu                         Chairman of the Board of Telefonos de Mexico, S.A. de C.V., America Movil,
                                         S.A. de C.V. and Carso Global Telecom, S.A. de C.V.

Carlos Slim Domit                        Chairman of Grupo Carso, S.A. de C.V. and President of Grupo Sanborns, S.A.
                                         de C.V.

Marco Antonio Slim Domit                 Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit                       Vice President of Commercial Markets of Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit                 President of Museo Soumaya

Vanessa Paola Slim Domit                 Private Investor

Johanna Monique Slim Domit               Private Investor


                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Directors

Carlos Slim Helu (Director and Chairman Emeritus of the Board)  Chairman of the Board of Telefonos de Mexico, S.A.
                                                                de C.V. and Carso Global Telecom, S.A. de C.V.

Jaime Chico Pardo (Director and Vice Chairman of the Board)     President of Telefonos de Mexico, S.A. de C.V. and
                                                                Vice President of Carso Global Telecom, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico,
                                                                S.A. de C.V.

Jose Kuri Harfush                                               President of Janel, S.A. de C.V.

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico, S.A. de C.V.
                                                                and Chairman of the Board of Sanborns Hermanos S.A.

Carlos Slim Domit (Director and Chairman of the Board)          Chairman of Grupo Carso, S.A. de C.V. and President
                                                                of Grupo Sanborns, S.A. de C.V.

Executive Officers

Armando Ibanez (Chief Financial Officer)                        Chief Financial Officer of Carso Global Telecom,
                                                                S.A. de C.V.

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                                   Principal Occupation
-----------------                                   --------------------
Directors

Carlos Slim Helu (Chairman Emeritus)                Chairman of the Board of Telefonos de Mexico, S.A.
                                                    de C.V., America Movil, S.A. de C.V. and Carso
                                                    Global Telecom, S.A. de C.V.

Marco Antonio Slim Domit                            Chairman of Grupo Financiero Inbursa, S.A. de C.V.
(Chairman of the Board)


Eduardo Valdes Acra                                 Chief Executive Officer of Inversora Bursatil, S.A.
(Vice-Chairman of the Board)                        de C.V.

Agustin Franco Macias (Director)                    Chairman of Infra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)              Chairman of the Board of Kimberly Clark de Mexico,

                                                    S.A. de C.V.

Jose Kuri Harfush (Director)                        President of Productos Janel S.A. de C.V.

Juan Antonio Perez Simon (Director)                 Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

David Ibarra Munoz (Director)                       Independent Economist

Executive Officers

Marco Antonio Slim Domit (President)                President of Grupo Financiero Inbursa, S.A. de C.V.

                        TELEFONOS DE MEXICO, S.A. DE C.V.
         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Directors

Carlos Slim Helu (Chairman)                                     Chairman of the Board of Telefonos de Mexico, S.A.
                                                                de C.V., America Movil, S.A. de C.V. and Carso
                                                                Global Telecom, S.A. de C.V.

Carlos Slim Domit (Co-Chairman)                                 Chairman of the Board of Grupo Carso, S.A. de C.V.,
                                                                Grupo Sanborns, S.A. de C.V.; Member of the Board of
                                                                Carso Global Telecom, S.A. de C.V. and America
                                                                Telecom, S.A. de C.V.
Jaime Chico Pardo (Vice Chairman; Member of the Executive       Chief Executive Officer of Telefonos de Mexico, S.A.
Committee)                                                      de C.V.

Emilio Azcarraga Jean (Director)                                President of Grupo Televisa, S.A. de C.V.

Antonio Cosio Arino (Director; Alternate Member of the          General manager of Cia Industrial de Tepeji del Rio,

Executive Committee)                                            S.A. de C.V.

Amparo Espinosa Rugarcia (Director)                             President of the Center for Women's Studies in
                                                                Mexico City

Elmer Franco Macias (Director)                                  President and Director of Grupo Infra, S.A. de C.V.

Angel Losada Moreno (Director)                                  Chief Executive Officer of Grupo Gigante, S.A. de
                                                                C.V.

Romulo O'Farrill Jr. (Director)                                 Chairman and General Manager of Novedades Editores,
                                                                S.A. de C.V.

Juan Antonio Perez Simon (Vice Chairman; Member of the          Chairman of the Board of Directors and Member of the
Executive Committee)                                            Executive Committee of Sanborns Hermanos, S.A., and
                                                                member of the board of directors of America Telecom

Fernando Senderos Mestre (Director)                             Chairman of the Board and Chief Executive Officer of
                                                                Desc, S.A. de C.V.

Marco Antonio Slim Domit (Director; Alternate Member of the     President and Director of Grupo Financiero Inbursa,
Executive Committee)                                            S.A. de C.V.

James W. Callaway (Director)                                    Group president of SBC Communications, Inc.,
                                                                International Operations

Mark E. Royse (Director; Member of the Executive Committee)     President of SBC International Management Services,
                                                                Inc.

Janet M. Duncan (Director; Alternate Member of the Executive    Director of Finance, SBC International Management
Committee)                                                      Services, Inc.

Rafael Kalach Mizrahi (Director)                                Chairman and chief executive officer of Grupo
                                                                Kaltex, S.A. de C.V.

Ricardo Martin Bringas (Director)                               Chief executive officer of Organizacion Soriana,
                                                                S.A. de C.V.

Executive Officers

Jaime Chico Pardo                                               Chief Executive Officer

Adolfo Cerezo Perez                                             Chief Financial Officer


                            ORIENT STAR HOLDINGS LLC
             477 Madison Avenue, 6th Floor, New York, NY 10022, USA


Name and Position                              Principal Occupation

Javier Humberto Rosado Machain (Manager)       Manager, Orient Star Holdings LLC

Orlando Kleen (Manager)                        Manager, Orient Star Holdings LLC

                                   SCHEDULE II

         For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in B Shares on the Mexican Stock Exchange. The prices below reflect the average consideration received (in Mexican Pesos) per B Share on the relevant trade date.


                           Type of                                      Number of          Price per B Share
  Reporting Person       Transaction             Trade Date             B Shares           (in Mexican Pesos)
        GFI                  Sale            February 18, 2004             1,000                 5.05
        GFI                  Sale            February 18, 2004            10,000                 5.05
        GFI                  Sale            February 18, 2004             3,000                 5.05
        GFI                  Sale            February 18, 2004           100,000                 5.02
        GFI                  Sale            February 18, 2004            50,000                 5.01
        GFI                  Sale            February 18, 2004            36,000                 5.01
        GFI                  Sale            February 18, 2004            14,000                 5.01
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004            20,000                 5.00
        GFI                  Sale            February 18, 2004             3,000                 5.00
        GFI                  Sale            February 18, 2004            15,000                 5.00
        GFI                  Sale            February 18, 2004            25,000                 5.00
        GFI                  Sale            February 18, 2004            18,000                 5.00
        GFI                  Sale            February 18, 2004            32,000                 5.00
        GFI                  Sale            February 18, 2004            22,000                 5.00
        GFI                  Sale            February 18, 2004            10,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004             1,000                 5.00
        GFI                  Sale            February 18, 2004            20,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004            20,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004             5,000                 5.00
        GFI                  Sale            February 18, 2004            10,000                 5.00
        GFI                  Sale            February 18, 2004            50,000                 5.00
        GFI                  Sale            February 18, 2004             5,300                 5.20
        GFI                  Sale            February 18, 2004               100                 5.20
        GFI                  Sale            February 18, 2004            35,000                 5.20
        GFI                  Sale            February 18, 2004            57,500                 5.20
        GFI                  Sale            February 18, 2004            89,500                 5.60
        GFI                  Sale            February 18, 2004            50,000                 5.60
        GFI                  Sale            February 18, 2004            30,000                 5.60
        GFI                  Sale            February 18, 2004             7,800                 5.55
        GFI                  Sale            February 18, 2004            30,000                 5.55
        GFI                  Sale            February 18, 2004           100,000                 5.55
        GFI                  Sale            February 18, 2004            10,000                 5.55
        GFI                  Sale            February 18, 2004               800                 5.54
        GFI                  Sale            February 18, 2004            50,000                 5.51
        GFI                  Sale            February 18, 2004            80,000                 5.51
        GFI                  Sale            February 18, 2004            45,400                 5.50
        GFI                  Sale            February 18, 2004           149,900                 5.50
        GFI                  Sale            February 18, 2004            30,000                 5.50
        GFI                  Sale            February 18, 2004            20,000                 5.50
        GFI                  Sale            February 18, 2004             2,000                 5.50
        GFI                  Sale            February 18, 2004             4,600                 5.50
        GFI                  Sale            February 18, 2004           100,000                 5.45
        GFI                  Sale            February 18, 2004             6,000                 5.45
        GFI                  Sale            February 18, 2004             3,000                 5.40
        GFI                  Sale            February 18, 2004             4,000                 5.40
        GFI                  Sale            February 18, 2004             1,000                 5.40
        GFI                  Sale            February 18, 2004             9,000                 5.40
        GFI                  Sale            February 18, 2004             2,000                 5.40
        GFI                  Sale            February 18, 2004            10,000                 5.40
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004            10,000                 5.40
        GFI                  Sale            February 18, 2004            10,000                 5.40
        GFI                  Sale            February 18, 2004            10,000                 5.40
        GFI                  Sale            February 18, 2004            10,000                 5.40
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004             1,800                 5.50
        GFI                  Sale            February 18, 2004            98,200                 5.45
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004            30,000                 5.40
        GFI                  Sale            February 18, 2004            10,000                 5.40
        GFI                  Sale            February 18, 2004           100,000                 5.40
        GFI                  Sale            February 18, 2004            20,000                 5.40
        GFI                  Sale            February 18, 2004            30,000                 5.40
        GFI                  Sale            February 18, 2004             5,000                 5.40
        GFI                  Sale            February 18, 2004            20,000                 5.36
        GFI                  Sale            February 18, 2004            56,000                 5.35
        GFI                  Sale            February 18, 2004            50,000                 5.35
        GFI                  Sale            February 18, 2004           100,000                 5.35
        GFI                  Sale            February 18, 2004             6,000                 5.30
        GFI                  Sale            February 18, 2004            37,000                 5.30
        GFI                  Sale            February 18, 2004            20,000                 5.30
        GFI                  Sale            February 18, 2004            20,000                 5.30
        GFI                  Sale            February 18, 2004            50,000                 5.30
        GFI                  Sale            February 18, 2004               500                 5.30
        GFI                  Sale            February 18, 2004             1,600                 5.30
        GFI                  Sale            February 18, 2004            10,000                 5.30
        GFI                  Sale            February 18, 2004            10,000                 5.30
        GFI                  Sale            February 18, 2004            47,000                 5.30
        GFI                  Sale            February 18, 2004            50,000                 5.30
        GFI                  Sale            February 18, 2004            10,000                 5.30
        GFI                  Sale            February 18, 2004            11,900                 5.30
        GFI                  Sale            February 18, 2004            35,100                 5.30
        GFI                  Sale            February 18, 2004            30,000                 5.30
        GFI                  Sale            February 18, 2004             2,000                 5.30
        GFI                  Sale            February 18, 2004            10,000                 5.30
        GFI                  Sale            February 18, 2004            40,000                 5.30
        GFI                  Sale            February 18, 2004            54,000                 5.30
        GFI                  Sale            February 18, 2004            10,000                 5.30
        GFI                  Sale            February 18, 2004            18,900                 5.30
        GFI                  Sale            February 18, 2004            50,000                 5.15
        GFI                  Sale            February 18, 2004            38,000                 5.15
        GFI                  Sale            February 18, 2004            25,000                 5.15
        GFI                  Sale            February 18, 2004            25,000                 5.15
        GFI                  Sale            February 18, 2004            50,000                 5.15
        GFI                  Sale            February 18, 2004            10,000                 5.15
        GFI                  Sale            February 18, 2004             2,000                 5.15
        GFI                  Sale            February 18, 2004            15,000                 5.15
        GFI                  Sale            February 18, 2004             5,000                 5.15
        GFI                  Sale            February 18, 2004            10,000                 5.15
        GFI                  Sale            February 18, 2004             6,500                 5.15
        GFI                  Sale            February 18, 2004            50,000                 5.15
        GFI                  Sale            February 18, 2004            10,000                 5.15
        GFI                  Sale            February 18, 2004             3,500                 5.15
        GFI                  Sale            February 18, 2004               500                 5.15
        GFI                  Sale            February 18, 2004             6,000                 5.15
        GFI                  Sale            February 18, 2004            15,000                 5.15
        GFI                  Sale            February 18, 2004            35,000                 5.15
        GFI                  Sale            February 18, 2004            15,000                 5.15
        GFI                  Sale            February 18, 2004            20,000                 5.15
        GFI                  Sale            February 18, 2004             8,500                 5.15
        GFI                  Sale            February 18, 2004            11,500                 5.15
        GFI                  Sale            February 18, 2004             4,000                 5.15
        GFI                  Sale            February 18, 2004            50,000                 5.15
        GFI                  Sale            February 18, 2004            30,000                 5.15
        GFI                  Sale            February 18, 2004             4,500                 5.15
        GFI                  Sale            February 18, 2004             2,300                 5.12
        GFI                  Sale            February 18, 2004             9,000                 5.12
        GFI                  Sale            February 18, 2004             9,000                 5.12
        GFI                  Sale            February 18, 2004             8,500                 5.10
        GFI                  Sale            February 18, 2004             9,700                 5.10
        GFI                  Sale            February 18, 2004            50,000                 5.10
        GFI                  Sale            February 18, 2004             2,000                 5.10
        GFI                  Sale            February 18, 2004           100,000                 5.10
        GFI                  Sale            February 18, 2004             5,000                 5.10
        GFI                  Sale            February 18, 2004             4,000                 5.10
        GFI                  Sale            February 18, 2004               500                 5.10
        GFI                  Sale            February 18, 2004             4,500                 5.10
        GFI                  Sale            February 18, 2004             5,000                 5.10
        GFI                  Sale            February 18, 2004             5,000                 5.10
        GFI                  Sale            February 18, 2004            50,000                 5.10
        GFI                  Sale            February 18, 2004            10,000                 5.10
        GFI                  Sale            February 18, 2004             5,000                 5.10
        GFI                  Sale            February 18, 2004             5,000                 5.10
        GFI                  Sale            February 18, 2004             5,000                 5.10
        GFI                  Sale            February 18, 2004            10,500                 5.10
        GFI                  Sale            February 18, 2004            30,000                 5.11
        GFI                  Sale            February 18, 2004            50,000                 5.11
        GFI                  Sale            February 18, 2004            10,000                 5.11
        GFI                  Sale            February 18, 2004            10,000                 5.11
        GFI                  Sale            February 19, 2004            10,000                 5.05
        GFI                  Sale            February 19, 2004            10,000                 5.05
        GFI                  Sale            February 19, 2004             4,000                 5.05
        GFI                  Sale            February 19, 2004            10,000                 5.05
        GFI                  Sale            February 19, 2004             4,000                 5.05
        GFI                  Sale            February 19, 2004             3,000                 5.05
        GFI                  Sale            February 19, 2004           212,000                 5.05
        GFI                  Sale            February 19, 2004            15,000                 5.05
        GFI                  Sale            February 19, 2004               500                 5.01
        GFI                  Sale            February 19, 2004           100,000                 5.00
        GFI                  Sale            February 19, 2004            30,000                 5.00
        GFI                  Sale            February 19, 2004            30,000                 5.00
        GFI                  Sale            February 19, 2004             5,000                 5.00
        GFI                  Sale            February 19, 2004             2,300                 4.99
        GFI                  Sale            February 19, 2004            20,000                 4.99
        GFI                  Sale            February 19, 2004             9,000                 4.99
        GFI                  Sale            February 19, 2004               700                 4.99
        GFI                  Sale            February 19, 2004            34,500                 5.00
        GFI                  Sale            February 19, 2004            29,600                 4.99
        GFI                  Sale            February 19, 2004             8,000                 4.99
        GFI                  Sale            February 19, 2004            10,000                 4.99
        GFI                  Sale            February 19, 2004            20,000                 4.99
        GFI                  Sale            February 19, 2004            29,900                 4.91
        GFI                  Sale            February 19, 2004            25,000                 4.90
        GFI                  Sale            February 19, 2004             3,000                 4.90
        GFI                  Sale            February 19, 2004            70,000                 4.90
        GFI                  Sale            February 19, 2004             4,500                 4.90
        GFI                  Sale            February 19, 2004             5,000                 4.92
        GFI                  Sale            February 19, 2004            10,000                 4.90
        GFI                  Sale            February 19, 2004            50,000                 4.90
        GFI                  Sale            February 19, 2004            30,000                 4.90
        GFI                  Sale            February 19, 2004             5,000                 4.90
        GFI                  Sale            February 19, 2004            95,000                 4.90
        GFI                  Sale            February 19, 2004            50,000                 4.90
        GFI                  Sale            February 19, 2004            50,000                 4.90
        GFI                  Sale            February 19, 2004               100                 4.94
        GFI                  Sale            February 19, 2004            90,000                 4.90
        GFI                  Sale            February 19, 2004             3,000                 4.90
        GFI                  Sale            February 19, 2004             5,000                 4.85
        GFI                  Sale            February 19, 2004             2,000                 4.85
        GFI                  Sale            February 19, 2004               300                 4.85
        GFI                  Sale            February 19, 2004            50,000                 4.85
        GFI                  Sale            February 19, 2004            10,000                 4.85
        GFI                  Sale            February 19, 2004            10,000                 4.85
        GFI                  Sale            February 19, 2004            10,000                 4.85
        GFI                  Sale            February 19, 2004            12,700                 4.85
        GFI                  Sale            February 19, 2004             4,000                 4.85
        GFI                  Sale            February 19, 2004            50,000                 4.85
        GFI                  Sale            February 19, 2004            46,000                 4.85
        GFI                  Sale            February 19, 2004            13,000                 4.85
        GFI                  Sale            February 19, 2004            15,000                 4.85
        GFI                  Sale            February 19, 2004            21,000                 4.85
        GFI                  Sale            February 19, 2004            10,000                 4.85
        GFI                  Sale            February 19, 2004            21,000                 4.85
        GFI                  Sale            February 19, 2004             9,800                 4.85
        GFI                  Sale            February 20, 2004             4,300                 4.70
        GFI                  Sale            February 20, 2004           106,300                 4.70
        GFI                  Sale            February 20, 2004            89,400                 4.70
        GFI                  Sale            February 20, 2004            10,600                 4.70
        GFI                  Sale            February 20, 2004            15,000                 4.70
        GFI                  Sale            February 20, 2004            20,000                 4.70
        GFI                  Sale            February 20, 2004            54,400                 4.70
        GFI                  Sale            February 20, 2004             5,600                 4.70
        GFI                  Sale            February 20, 2004            50,000                 4.70
        GFI                  Sale            February 20, 2004               800                 4.70
        GFI                  Sale            February 20, 2004             1,000                 4.70
        GFI                  Sale            February 20, 2004            10,000                 4.70
        GFI                  Sale            February 20, 2004            33,000                 4.70
        GFI                  Sale            February 20, 2004             6,000                 4.70
        GFI                  Sale            February 20, 2004            50,000                 4.70
        GFI                  Sale            February 20, 2004             5,000                 4.70
        GFI                  Sale              March 2, 2004              47,600                 4.84
        GFI                  Sale              March 2, 2004              20,000                 4.80
        GFI                  Sale              March 3, 2004               7,600                 4.64
        GFI                  Sale              March 3, 2004               2,000                 4.64
        GFI                  Sale              March 3, 2004              32,500                 4.64
        GFI                  Sale              March 3, 2004              17,700                 4.64
        GFI                  Sale              March 3, 2004              20,000                 4.64
        GFI                  Sale              March 3, 2004               3,100                 4.64
        GFI                  Sale              March 3, 2004                 200                 4.64
        GFI                  Sale              March 3, 2004                 200                 4.64
        GFI                  Sale              March 3, 2004                 600                 4.64
        GFI                  Sale              March 3, 2004               2,500                 4.64
        GFI                  Sale              March 3, 2004               2,000                 4.64
        GFI                  Sale              March 3, 2004               1,000                 4.64
        GFI                  Sale              March 3, 2004               3,300                 4.64
        GFI                  Sale              March 3, 2004                 200                 4.64
        GFI                  Sale              March 3, 2004               7,100                 4.64
        GFI                  Sale              March 3, 2004              12,900                 4.64
        GFI                  Sale              March 3, 2004              20,000                 4.64
        GFI                  Sale              March 3, 2004              20,000                 4.64
        GFI                  Sale              March 3, 2004                 500                 4.64
        GFI                  Sale              March 22, 2004             22,400                 4.00
        GFI                  Sale              March 22, 2004             25,000                 4.00
        GFI                  Sale              March 22, 2004              2,600                 4.00
        GFI                  Sale              March 22, 2004             48,100                 4.00
        GFI                  Sale              March 22, 2004              1,900                 4.00
        GFI                  Sale              March 22, 2004                100                 4.04
        GFI                  Sale              March 22, 2004             49,900                 4.00
        GFI                  Sale              March 22, 2004                100                 4.00
        GFI                  Sale              March 22, 2004             10,000                 4.00
        GFI                  Sale              March 22, 2004              3,900                 4.00
        GFI                  Sale              March 22, 2004                900                 4.00
        GFI                  Sale              March 22, 2004             30,000                 4.00
        GFI                  Sale              March 22, 2004              5,100                 4.00
        GFI                  Sale              March 23, 2004                200                 4.00
        GFI                  Sale              March 23, 2004              7,500                 4.00
        GFI                  Sale              March 23, 2004             50,000                 4.00
        GFI                  Sale              March 24, 2004                200                 4.01
        GFI                  Sale              March 24, 2004                100                 4.01
        GFI                  Sale              March 24, 2004              2,600                 4.00
        GFI                  Sale              March 24, 2004                100                 4.00
        GFI                  Sale              March 24, 2004             50,000                 4.00
